FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of May 2005

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      "Larry D. McLean"

           Vice President, Operations

Dated: May 19, 2005

                         S   A

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

  M   E   X      M   I   N   I   N   G      C   O   R   P.

NEWS RELEASE - No. 5-05

           May 19, 2005

OPTION TO PURCHASE ADDITIONAL CONCESSIONS IN LOS ZORROS DISTRICT - CHILE

SAMEX has signed a letter of intent which will be the basis of a formal Option Agreement for SAMEX to purchase approximately 100 hectares of mineral concessions situated within the Los Zorro district, Chile.  Under the formal Option Agreement (to be executed by June 24, 2005), SAMEX can acquire the concessions by making option payments totaling US$200,000 over 18 months as follows:

i)

US$75,000 upon signing of the formal Option Agreement;

ii)

US$25,000 within six (6) months of the date of signing the Option Agreement;

iii)

US$50,000 within nine (9) months of the date of signing the Option Agreement; and

iv)

US$50,000 within eighteen (18) months of the date of signing the Option Agreement.

The concessions are subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, other payable minerals.  SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

The Los Zorros property covers more than 78 square kilometers of a district with highly prospective geology and a long history of near surface gold/silver/copper mining activity.  The property has strong potential for the discovery of large base and precious metal deposits.  Drilling and trenching during 2004 was focused in Exploration Areas I, II and III, which are only a portion of the seven Exploration Areas that have been identified to-date on the Los Zorros property.  The remaining Exploration Areas IV, V, VI and VII have yet to be explored by drilling and trenching.  In preparation for the next phase of exploration, SAMEX is currently compiling, evaluating and interpreting the vast amount of data gleaned from trenching and drilling completed over the past year.

"Jeffrey P. Dahl"

President

This News Release includes certain "forward looking statements".   Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

     S   A   M   E   X      M

 I   N   I   N   G      C   O   R   P .

May 19, 2005

BC Securities Commission

filed on SEDAR

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Sirs:

RE: Material Change Report

Enclosed herewith for filing are the following:

The foregoing accurately discloses the material change referred to herein.

1.        BC Form 53-901F - Material Change Report; and

2.        Copy of the Company’s News Release No. 5-05 dated May 19, 2005.

Yours truly,

"Brenda L. McLean"

Corporate Secretary

/blm

Encl.

cc:  TSX Venture Exchange - filed on SEDAR

      Alberta Securities Commission – filed on SEDAR

      US Securities Commission – filed on EDGAR

This is the form of a material change report required under Section 85(1) of the British Columbia Securities Act and Section 151 of the British Columbia Securities Rules.

BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT

Reporting Issuer

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Date of Material Change

May 19, 2005

Press Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on May 19, 2005 and was disseminated through the wire services of Stockwatch, Market News Publishing and Stockhouse News.

Summary of Material Change

SAMEX has signed a letter of intent which will be the basis of a formal Option Agreement for SAMEX to purchase approximately 100 hectares of mineral concessions situated within the Los Zorro district, Chile.

Full Description of Material Change

SAMEX has signed a letter of intent which will be the basis of a formal Option Agreement for SAMEX to purchase approximately 100 hectares of mineral concessions situated within the Los Zorro district, Chile.  Under the formal Option Agreement (to be executed by June 24, 2005), SAMEX can acquire the concessions by making option payments totaling US$200,000 over 18 months as follows:

i)

US$75,000 upon signing of the formal Option Agreement;

ii)

US$25,000 within six (6) months of the date of signing the Option Agreement;

iii)

US$50,000 within nine (9) months of the date of signing the Option Agreement; and

iv)

US$50,000 within eighteen (18) months of the date of signing the Option Agreement.

The concessions are subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, other payable minerals.  SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

Reliance on Section 85(2) of the Act

This report is not being made on a confidential basis.

Omitted Information

Not applicable

Senior Officers

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Abbotsford, British Columbia, the 19th day of May, 2005.

"Larry D. McLean"

Director